FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1   News Release September 16, 2005
Document 2   Material Change Report dated September 16, 2005
Document 3   News Release September 22, 2005
Document 4   Material Change Report dated September 22, 2005
Document 5   Financial Statements for the Period Ended July 31, 2005
Document 6   Management Discussion & Analysis for the Period Ended July 31, 2005

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222



FOR IMMEDIATE RELEASE                                         www.amadorgold.com
September 16, 2005                                                     TSXV: AGX



                    DR. JOSEPH MONTGOMERY APPOINTED DIRECTOR


The Company is pleased to report that Dr. Joseph Montgomery has been appointed to the Board of Directors effective this date. Dr. Montgomery is President of Montgomery Consultants Limited, a consulting firm engaged in mining exploration, property evaluation, property development, syndicate management, ore reserve estimations and computer applications in the mining industry. His clients have included many major and junior mining companies, Canadian federal and provincial governments and the United Nations.

The Company also wishes to announce that it has re-priced 713,000 existing options to Directors, Officers and Consultants to the Company to an exercise price of $0.20


ON BEHALF OF THE BOARD

/s/ ALAN D. CAMPBELL
--------------------
Alan D. Campbell
Director

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

          The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

To:               British Columbia Securities Commission
                  Alberta Securities Commission

Item 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.           DATE OF MATERIAL CHANGE - September 16, 2005.

Item 3.           NEWS  RELEASE - News Release  issued  September  16, 2005,  at
                  Vancouver, BC.

Item 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (the "Company) is pleased to report that Dr. Joseph Montgomery has been appointed to the Board of Directors effective this date.

Item 5.           FULL  DESCRIPTION  OF  MATERIAL  CHANGE  - Amador  Gold  Corp.
                  (TSX-V: AGX) is pleased to report that Dr. Joseph Montgomery has been appointed to the Board of Directors effective this date. Dr. Montgomery is President of Montgomery Consultants Limited, a consulting firm engaged in mining exploration, property evaluation, property development, syndicate management, ore reserve estimations and computer applications in the mining industry. His clients have included many major and junior mining companies, Canadian federal and provincial governments and the United Nations.

                  The  Company  also wishes to  announce  that it has  re-priced
                  713,000   existing   options  to   Directors,   Officers   and
                  Consultants to the Company to an exercise price of $0.20

Item 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

Item 7.           OMITTED   INFORMATION  -  The   undersigned  is  aware  of  no
                  information of a material nature that has been omitted.

Item 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 16th day of September, 2005.

                                                                      DOCUMENT 3

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
September 22, 2005                                                     TSXV: AGX


FRIPP PROPERTY

Amador Gold Corp. (TSX-V: KG) is pleased to announce that it has optioned a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000, 100,000 shares payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favourable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization.

ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

          The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4
                             MATERIAL CHANGE REPORT


TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1. NAME AND ADDRESS OF COMPANY - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE - September 22, 2005.

ITEM 3.           NEWS  RELEASE - News Release  issued  September  22, 2005,  at
                  Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (the "Company") is pleased to announce that it has optioned a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000, 100,000 shares payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

ITEM 5.           FULL  DESCRIPTION  OF  MATERIAL  CHANGE  - Amador  Gold  Corp.
                  (TSX-V: AGX) The Company is pleased to announce that it has optioned a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000, 100,000 shares payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

                  The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The Property covers more than 2 kilometers of the northwest extension of the favourable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7.           OMITTED   INFORMATION  -  The   undersigned  is  aware  of  no
                  information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 22nd day of September, 2005.

                                                                      DOCUMENT 5


                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                            (PREPARED BY MANAGEMENT)

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                  JULY 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------



Statements of Operations and Deficit                                           3

Balance Sheets                                                                 4

Statements of Mineral Property Expenditures                                  5-6

Statements of Cash Flows                                                       7

Notes to the Financial Statements                                           8-16

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENT OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                     JULY 31,                       JULY 31,
                                              2005            2004            2005            2004
                                          ------------    ------------    ------------    ------------
REVENUE ...............................   $       --      $       --      $       --      $       --
                                          ------------    ------------    ------------    ------------

ADMINISTRATIVE EXPENSES
    Amortization ......................            116              68             349             204
    Bank charges ......................            377             255           1,261             672
    Consulting fees ...................         16,896          10,110          40,551          39,800
    Interest on debt ..................           --            11,611            --            37,263
    Investor relations and promotion ..          2,015          29,952          13,978         126,594
    Legal and accounting ..............         13,178          15,167          48,846          55,503
    Management fees (note 5) ..........         50,000           6,000          62,000          21,000
    Office and miscellaneous ..........          2,030               8           9,557          12,672
    Regulatory fees ...................          4,361          11,483          19,438          26,553
    Stock based compensation ..........         37,000            --            37,000         160,000
    Transfer agent fees ...............          1,727           1,109           6,731           8,291
    Less: interest earned .............            (55)            (44)           (612)         (3,752)
                                          ------------    ------------    ------------    ------------

                                               127,645          85,719         239,099         484,800
                                          ------------    ------------    ------------    ------------

LOSS FOR THE PERIOD ...................       (127,645)        (85,719)       (239,099)       (484,800)

FUTURE INCOME TAX PROVISION (RECOVERY)            --              --          (101,000)           --
                                          ------------    ------------    ------------    ------------

NET LOSS FOR THE PERIOD ...............       (127,645)        (85,719)       (138,099)       (484,800)

DEFICIT, BEGINNING OF PERIOD ..........     (3,942,278)     (3,803,692)     (3,931,824)     (3,812,611)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --              --              --           408,000
                                          ------------    ------------    ------------    ------------

DEFICIT, END OF PERIOD ................   $ (4,069,923)   $ (3,889,411)   $  4,069,923    $ (3,889,411)
                                          ============    ============    ============    ============

LOSS PER SHARE -
BASIC AND FULLY DILUTED ...............   $      (0.00)   $      (0.01)   $      (0.01)   $      (0.03)
                                          ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     26,460,198      15,025,977      26,085,204      13,946,952
                                          ============    ============    ============    ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEET
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

                                                      JULY 31,      OCTOBER 31,
                                                        2005           2004
                                                    -----------     -----------

ASSETS

CURRENT
    Cash .......................................    $       551     $    23,017
    Accounts receivable ........................           --            12,909
    Goods and services tax recoverable .........          5,223           6,588
    Prepaid expenses ...........................          1,183           5,600
                                                    -----------     -----------

                                                          6,957          48,114

EQUIPMENT ......................................          1,203           1,552

MINERAL PROPERTY EXPENDITURES (note 3) .........      2,987,947       2,466,879
                                                    -----------     -----------

                                                    $ 2,996,107     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $   115,317     $    63,353
    Due to related parties (note 5) ............         96,360          10,688
                                                    -----------     -----------

                                                        211,677          74,041
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 4) .........................      6,854,353       6,374,328

DEFICIT ........................................     (4,069,923)     (3,931,824)
                                                    -----------     -----------

                                                      2,784,430       2,442,504
                                                    -----------     -----------

                                                    $ 2,996,107     $ 2,516,545
                                                    ===========     ===========


APPROVED BY THE DIRECTORS:

/s/ RICHARD W. HUGHES                              /s/ ALAN D. CAMPBELL
--------------------------                         --------------------------
Richard W. Hughes, Director                        Alan D. Campbell, Director

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF MINERAL PROPERTY EXPENDITURES
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE NINE MONTHS ENDED JULY 31, 2005
--------------------------------------------------------------------------------

                                          GLASS      MASKOOTCH       TODD                     SILVER-      SILVER-       KELL
                             MAGNUM       CLAIMS        LAKE       TOWNSHIP      KENORA       CLAIM        STRIKE        MINE
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance .......   $     --     $     --     $   10,000   $    8,000   $  915,082   $     --     $     --     $     --
 Staking costs .........         --           --           --           --          6,275         --           --           --
 Option payments cash ..       50,000        8,000         --           --         50,000       15,000       10,000        1,250
 Option payments accrued         --           --          8,000        6,000         --           --           --          3,750
 Option payments shares        24,000        5,000         --           --           --          4,250        2,550        2,550
 Finder's fees cash ....         --           --           --           --          6,550         --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance ......       74,000       13,000       18,000       14,000      977,907       19,250       12,550        7,550
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance .......         --           --           --           --      1,533,797         --           --           --
 Consulting ............         --           --           --           --         24,346         --           --           --
 Drilling ..............         --           --           --           --          3,500         --           --           --
 Geological ............         --           --           --           --          3,584         --           --           --
 Line cutting ..........         --           --           --           --         32,862         --           --           --
 Mapping and sampling ..         --           --           --           --         87,478         --           --           --
 Miscellaneous .........       39,481         --           --           --         43,555         --           --           --
 Surveying .............         --           --           --           --          2,187         --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

 Closing balance .......       39,481         --           --           --      1,731,309         --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END ...........   $  113,481   $   13,000   $   18,000   $   14,000   $2,709,216   $   19,250   $   12,550   $    7,550
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                                    HUDSON
                            THOMPSON       AJAX      TETAGOUCHE       BAY         TOTAL
                           ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance .......   $     --     $     --     $     --     $     --     $  933,082
 Staking costs .........         --           --           --           --          6,275
 Option payments cash ..        1,250       30,000         --           --        165,500
 Option payments accrued        3,750         --         10,000        5,000       36,500
 Option payments shares         2,550       25,500        2,250         --         68,650
 Finder's fees cash ....         --           --           --           --          6,550
                           ----------   ----------   ----------   ----------   ----------

  Closing balance ......        7,550       55,500       12,250        5,000    1,216,557
                           ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance .......         --           --           --           --      1,533,797
 Consulting ............         --           --           --           --         24,346
 Drilling ..............         --           --           --           --          3,500
 Geological ............         --           --           --           --          3,584
 Line cutting ..........         --           --           --           --         32,862
 Mapping and sampling ..         --           --           --           --         87,478
 Miscellaneous .........          600         --           --           --         83,636
 Surveying .............         --           --           --           --          2,187
                           ----------   ----------   ----------   ----------   ----------

 Closing balance .......          600         --           --           --      1,771,390
                           ----------   ----------   ----------   ----------   ----------
BALANCE, END ...........   $    8,150   $   55,500   $   12,250   $    5,000   $2,987,947
                           ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF MINERAL PROPERTY EXPENDITURES
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

For the year ended October 31, 2004
--------------------------------------------------------------------------------

                                MASKOOTCH      TODD        KENORA
                                  LAKE       TOWNSHIP      CLAIMS        TOTAL
                               ----------   ----------   ----------   ----------

ACQUISITION COSTS
  Opening balance ..........   $     --     $     --     $  552,500   $  552,500
  Staking costs ............         --           --          4,100        4,100
  Option payments - cash ...        5,000        3,000      300,000      308,000
  Option payments - shares .        5,000        5,000         --         10,000
  Finder's fees - cash .....         --           --         58,482       58,482
                               ----------   ----------   ----------   ----------

  Closing balance ..........       10,000        8,000      915,082      933,082
                               ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
  Opening balance ..........         --           --        458,559      458,559
  Camp .....................         --           --         35,231       35,231
  Consulting ...............         --           --        134,014      134,014
  Drilling .................         --           --        835,358      835,358
  Mapping and sampling .....         --           --         38,252       38,252
  Miscellaneous ............         --           --         21,956       21,956
  Surveying ................         --           --         10,427       10,427
                               ----------   ----------   ----------   ----------

  Closing balance ..........         --           --      1,533,797    1,533,797
                               ----------   ----------   ----------   ----------
BALANCE, END OF YEAR .......   $   10,000   $    8,000   $2,448,879   $2,466,879
                               ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE                                              THREE MONTHS ENDED             NINE MONTHS ENDED
                                                          JULY 31,                       JULY 31,
                                                     2005           2004           2005           2004
                                                 -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the period ......................   $  (127,645)   $   (85,719)   $  (138,099)   $  (484,800)

    Add items not affecting cash:
      Amortization ...........................           116             68            349            204
      Future income tax (recovery) ...........          --             --         (101,000)          --
      Stock based compensation ...............        37,000           --           37,000        160,000
                                                 -----------    -----------    -----------    -----------

                                                     (90,529)       (85,651)      (201,750)      (324,596)

   Change in non-cash working capital items:
      Accounts receivable ....................          --           90,472         12,909           --
      Goods and services tax recoverable .....         5,982         67,841          1,365             83
      Prepaid expenses .......................           750         (1,315)         4,417         (7,228)
      Accounts payable and accrued liabilities        45,912        (26,159)        51,964         18,920
                                                 -----------    -----------    -----------    -----------

                                                     (37,885)        45,188       (131,095)      (312,821)
                                                 -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Advances from related parties .............        90,209         (6,235)        85,672         (1,806)
   Issuance of share capital .................        75,000         91,500        525,000      1,612,500
   Share issuance costs ......................          --             --             --         (132,750)
   Subscriptions received ....................       (25,000)          --          (49,625)          --
                                                 -----------    -----------    -----------    -----------

                                                     140,209         85,265        561,047      1,477,944
                                                 -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties .........      (120,517)        (8,000)      (215,424)      (113,251)
   Deferred exploration expenditures .........       (76,200)       (40,822)      (236,994)    (1,017,488)
   Purchase of equipment .....................          --             --             --           (1,826)
                                                 -----------    -----------    -----------    -----------

                                                    (196,717)       (48,822)      (452,418)    (1,132,565)
                                                 -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH ..............       (94,393)        81,631        (22,466)        32,558

CASH, BEGINNING OF PERIOD ....................        94,944         49,390         23,017         98,463
                                                 -----------    -----------    -----------    -----------

CASH, END OF PERIOD ..........................   $       551    $   131,021    $       551    $   131,021
                                                 ===========    ===========    ===========    ===========


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid ...........................   $      --      $    26,250    $      --      $    26,250
                                                 ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At July 31, 2005 the Company had interests in properties in the Canadian provinces of Ontario, Quebec and New Brunswick.

         These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended October 31, 2004 for additional information.

2.       BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         During the period, the company incurred a loss before income taxes recovery of $239,099 and has an accumulated deficit of $4,069,923. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                  (paid),  $250,000 on August 27, 2003 (paid),  $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($39,906 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                  To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         b)       TODD TOWNSHIP PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares issued) and $93,000 cash ($8,000 paid) over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         e)       MAGNUM PROPERTY

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration for the property is $50,000 ($50,000 paid) and 300,000 common shares (300,000 common shares issued during the current quarter at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional  $225,000 by October 25, 2007 ($14,481 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         f)       THOMPSON PROPERTY

                  Option agreements to acquire a 100% interest in Thompson Property, Ontario. Consideration is $30,000 ($1,250 was paid during the current quarter), 150,000 common shares (30,000 common shares issued during the current quarter at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

         g)       KELL MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration will be $30,000 ($1,250 paid during the current quarter), 150,000 common shares (30,000 common shares were issued during the current quarter at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         h)       SILVER STRIKE PROPERTY

                  Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($5,000 was paid during the current quarter), 150,000 common shares (30,000 common shares were issued during the current quarter at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

         i)       SILVER CLAIM PROPERTY

                  Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration will be $150,000 cash ($7,500 was paid during the current quarter), 200,000 common shares (50,000 common shares were issued during the current quarter at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

         j)       AJAX PROPERTY, ONTARIO

                  Purchase and sale agreement to purchase a 100% interest in the Ajax Property, Ontario. Consideration will be $80,000 cash ($30,000 was paid during the current quarter and $50,000 was paid subsequent to the current quarter) and 300,000 common shares (300,000 common shares were issued during the current quarter at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

         k)       TETAGOUCHE PROPERTY

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration will be $40,000 cash and 150,000 common shares (30,000 common shares were issued during the current quarter at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         l)       HUDSON BAY PROPERTY

                  Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration will be $35,000, 300,000 common shares (50,000 common shares were issued subsequent to the current quarter at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         m)       MENNIN LAKE PROPERTY

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. The Consideration will be $142,000 ($6,000 was paid subsequent to the current quarter) 300,000 common shares (50,000 common shares were issued subsequent to the current quarter at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 yeas. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the TSX Venture Exchange on August 24, 2005.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         n)       BANTING CHAMBERS PROPERTY

                  Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration will be $22,500, 150,000 common shares (50,000 common shares were issued subsequent to the current quarter at a deemed price of $0.09 per share) over 2 years and $110,000 in exploration expenditures over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $500,000. This agreement was accepted for filing by the TSX Venture Exchange on August 23, 2005.

         o)       CAPITOL SILVER PROPERTY

                  Option agreement to acquire 100% interest in the Capitol Silver Mine Property, Ontario. Consideration is $35,000, 300,000 common shares and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $1,000,000. The agreement is subject to acceptance by the TSX Venture Exchange.


4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Unlimited number of common shares.

         b)       ISSUED

                                               JULY 31, 2005              October 31, 2004
                                        -------------------------    -------------------------
                                           Shares        Amount         Shares        Amount
-------------------------------------   -----------   -----------    -----------   -----------
Balance, beginning ..................    21,997,915   $ 6,374,328     10,067,227   $ 4,380,089
Issued for
   Property acquisition .............       795,000        68,650         50,000        10,000
   Shares for debt ..................          --            --        4,730,688       614,989
Issued for cash
   Private placements ...............     4,250,000       525,000      4,400,000     1,475,000
   Exercise of warrants .............          --            --        2,750,000       275,000
Share issuance costs, cash ..........          --         (49,625)          --        (132,750)
Share issuance costs, warrants ......          --          (3,000)          --            --
Stock based compensation ............          --          40,000           --         160,000
Income tax benefits renounced on flow
through shares issued ...............          --        (101,000)          --        (408,000)
-------------------------------------   -----------   -----------    -----------   -----------

BALANCE, ENDING .....................    27,042,915   $ 6,854,353     21,997,915   $ 6,374,328
                                        ===========   ===========    ===========   ===========

         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  ii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units were treated as allotted in fiscal 2004 and were formally issued during the first quarter of fiscal 2005.

                  iii) In the first quarter of fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  iv) In the first quarter of fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until
                           December 30, 2005. The fair value of the broker warrants have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  v) In the second quarter of fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  vi) In the current quarter of fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 30, 2007. The common shares are subject to a hold period expiring on October 5, 2005.

         d)       WARRANTS OUTSTANDING

                  As at July 31, 2005 there were 13,230,688  (October 31, 2004 -
                  12,030,715) warrants outstanding as follows:

       Expiry date               Exercise price               Number of warrants
------------------               --------------               ------------------
September 30, 2005                        $0.40                          250,000
 December 22, 2005                        $0.35                        3,100,000
 December 22, 2005                        $0.30                        1,300,000
 December 30, 2005                        $0.20                          500,000
 December 30, 2005                        $0.15                          100,000
  December 8, 2006                        $0.14                        1,500,000
 December 23, 2006                        $0.13                        4,730,688
    March 23, 2007                        $0.10                        1,000,000
      June 3, 2007                        $0.10                          750,000
                                                                      ----------
                                                                      13,230,688
                                                                      ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

4.       SHARE CAPITAL (continued)

         e)       OPTIONS OUTSTANDING

                  During fiscal 2004, the company granted 500,000 options to directors and officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56. In the current year, 217,000 options were cancelled and 1,510,000 options were granted at a price of $0.10. The options are exercisable up to July 28, 2010.

                  As at July 31, 2005 2,578,000 options were outstanding (October 31, 2004 - 1,285,000).

         f)       ESCROW SHARES

                  As at July 31, 2005 there were 25,000 (October 31, 2004 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

5.       RELATED PARTY TRANSACTIONS

         a) During the period, the company recorded management fees of $62,000 to a director of the company or companies controlled by a director of the company.

         b) During the period, fees for consulting services in the amount of $30,608 were paid to a company controlled by an officer of the company.

                  At July 31, 2005 $96,360 (October 31, 2004 - $10,688) was owed to a director of the company or to companies controlled by a director of the company for fees and payments made on the company's behalf.


6.       INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $325,000 (2002 - $400,000) expiring between 2004 and 2014. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                    Amount                        Rate
                    ------                        ----
                  $ 636,000                       100%
                  $ 608,000                        30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

7.       SUBSEQUENT EVENTS

         On August 3, 2005, as amended August 25, 2005, the company announced a private placement consisting of 11,000,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $1,100,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the company's Ontario properties and for general working capital.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                       For the periods ended
                                                     July 31,       October 31,
                                                       2005             2004
                                                   -----------      -----------
Statement of operations and deficit

Loss for the period under
     Canadian GAAP ...........................     $  (138,099)     $  (527,212)
     Mineral property exploration and
     development  expenditures ...............        (521,068)      (1,455,820)
                                                   -----------      -----------

United States GAAP ...........................     $  (659,167)     $(1,983,032)
                                                   ===========      ===========

Gain (loss) per share - US GAAP ..............     $     (0.03)     $     (0.14)
                                                   ===========      ===========

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ...........................     $ 2,987,947      $ 2,466,879
     Resource property expenditures
     (cumulative) ............................      (2,987,947)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $      --        $      --
                                                   ===========      ===========

Deficit
      Canadian GAAP ..........................     $(4,069,923)     $(3,931,824)
      Resource property expenditures
      (cumulative) ...........................      (2,987,947)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $(7,057,870)     $(6,398,703)
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2004 the company has chosen to account for stock-based compensation using the fair value.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the nine months ended July 31, 2005 was 26,085,204.

         d)       INCOME TAXES

                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2005
--------------------------------------------------------------------------------

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has adopted SFAS No. 148, as required, on November 1, 2003.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                                                      DOCUMENT 6

                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE QUARTER ENDED JULY 31, 2005

INTRODUCTION

The following management discussion and analysis has been prepared as of September 21, 2005. Some of the items discussed in the Management's Discussion and Analysis for the year ended October 31, 2004 ("2004 Annual MD&A") dated February 28, 2005 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A. The unaudited financial statements for the nine months ended July 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KPM PROJECT, ONTARIO

A.       KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004  (paid),  $250,000  on August 27,  2005 (paid) and  $500,000 on each of
August 27, 2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($97,532.71 paid or accrued to July 31, 2005) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire 29 patented claims from Kenora. The Company also has an option to acquire 11 patented claims from Machin.

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 meters to a vertical depth of 423 meters. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 meters true width at a vertical depth of 402 meters. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 meters in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 meters in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

The 9 East Target was tested over a strike length of 120 meters at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 meters. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 meters. The highly anomalous intersection showing 9.1 meters true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has received an interim report from JVX Ltd. of Toronto, Ontario and is currently assessing it before releasing details.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued to the Optionor on November 10, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $93,000 ($8,000 was paid to the Optionor in November 2004 and $10,000 was paid to the Optionor on September 14, 2005) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase ..5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004 and $6,000 was paid to the Optionor on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

No exploration work has been done on the property since it was acquired.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004 and $8,000 was paid to the Optionor on September 14,
2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

No exploration work has been done on the property since it was acquired.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario (the "Assignor") to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 ($25,000 was paid to Vault in April 2005) and issue 300,000 shares (issued in May 2005). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (spent $28,131) and an additional $225,000 by October 25, 2007 (spent $11,963). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec and totals 721 hectares. The Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also recently announced a new gold discovery.

The Urban- Barry Belt, in additional to the above recent discoveries, hosts a number of gold and base metal deposits and occurrences and is the current exploration focus for numerous other junior explorers. The Belt is rich in mineralization and Amador will explore the property for gold and base metals.

The agreement was accepted for filing by the TSX Venture Exchange on May 10, 2005.

KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($1,250 was paid in May 2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $60,000 in exploration expenses over a four year period. As of the date of this MD&A, the option payment of $3,750 (due on May 16, 2005) has not been made. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (the "Optionor") to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($5,000 was paid in May 2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Recent work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($1,250 was paid in May 2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $60,000 in exploration expenses over a four year period. As of the date of this MD&A, the option payment of $3,750 (due on May 16, 2005) has not been made. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. (the "Optionor") to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($7,500 was paid in May 2005), 200,000 common shares (50,000 shares were issued on May 24, 2005) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) (the "Optionor") whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 ($30,000 was paid in June 2005 and $50,000 was paid in August 2005) and 300,000 common shares (300,000 common shares were issued on July 4, 2005). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
        ZONE               TONNAGE        CU %     NI %     PRECIOUS METAL CONTENT              REMARKS
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
Shaft                  369,000          0.89      0.53      Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                                            Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                                            Au - 0.01 opt           1623)
                                                            Ag - 0.13 opt
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A"                    735,000          0.45      0.26      0.75 opt combined       (drilled on 50-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A" South Extension    3,764,000        0.32      0.19      0.75 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000          0.29      0.16      0.66 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart (the "Optionor") to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 and 150,000 common shares (30,000 common shares were issued on July 4, 2005) over a three year period. As at the date of this MD&A, the option payment of $10,000 (due on June 30, 2005) has not been made. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement was accepted for filing by the TSX Venture Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Drilling  by  Acadia  Mineral   Ventures  in  1989   intersected  the  following
mineralization in two holes that were 70 meters apart.

                     Width (feet)         Au (opt)              Ag (opt)
------------------------------------------------------------------------
 TS-89-3               31.7                 0.044                 4.27
 TS-89-5               19.3                 0.012                10.33

Trenching in the vicinity of hole TS-89-3 by Acadia's joint venture partner (Seabright Explorations Incorporated) in 1990 uncovered a 1.5 metre zone assaying 1.06 g/t Au and 155.05 g/t Ag. The mineralized zone is open at depth and along strike to the northwest.

The Tetagouche Property also has potential to host additional zones of gold, silver and/or base metal mineralization. Soil geochemical surveys conducted by Acadia in the late 1980's outlined numerous zinc, lead, copper and/or arsenic anomalies that remain to be tested.

Terry Mersereau. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Tetagouche Project.

HUDSON BAY SILVER MINE PROPERTY

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000, issue 300,000 common shares (50,000 common shares were issued on August 26, 2005) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 payable over four years and 300,000 common shares (50,000 common shares were issued to the Optionor on August 26, 2005, $6,000 was paid to the Optionor on August 22, 2005 and $6,000 was paid to the Optionor on September 14, 2005) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the TSX Venture Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda,

Ontario. Consideration for the property consists of $35,000 payable over three years and 350,000 common shares payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

THIS ACQUISITION IS SUBJECT TO ACCEPTANCE BY THE TSX VENTURE EXCHANGE.

BANTING CHAMBERS PROPERTY

On July 21, 2005, the Company acquired an option from Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 over two years ($5,000 was paid to the Optionor on September 9, 2005), issue 150,000 common shares (50,000 common shares were issued on August 26, 2005) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

Initial work proposed for the Property consists of airborne geophysics, field mapping and soil sampling.

STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire from Pat Gryba a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid on August 23, 2005). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                                  2004           2003           2002
                                              -----------    -----------    -----------
Revenues ..................................   $      --      $      --      $      --
Loss  before other items ..................      (539,000)      (365,429)       (97,724)
Loss for the year .........................      (527,212)      (524,419)       (97,825)
Net loss per share, basic and fully diluted         (0.04)         (0.07)         (0.04)
Total assets ..............................     2,516,545      1,113,870        247,901
Long term financial liabilities ...........          --             --          125,000
Deficit, end of year ......................   $(3,931,824)   $(3,812,612)   $(3,416,958)

Notes:
(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

FISCAL 2005            FIRST QUARTER       SECOND QUARTER      THIRD QUARTER
-----------            -------------       --------------      -------------
Revenues               Nil                 Nil                 Nil
Net Income (Loss)      $54,334             ($64,788)           ($127,645)
Net Loss Per Share     ($0.00)             ($0.00)             ($0.01)

FISCAL 2004            FIRST QUARTER       SECOND QUARTER      THIRD QUARTER      FOURTH QUARTER
-----------            -------------       --------------      -------------      --------------
Revenues               Nil                 Nil                 Nil                Nil
Net Loss               ($300,478) (1)      ($98,603)           ($85,719)          ($42,412)
Net Loss Per Share     ($0.02)             ($0.01)             ($0.01)            ($0.00)

FISCAL 2003            FIRST QUARTER       SECOND QUARTER      THIRD QUARTER      FOURTH QUARTER
-----------            -------------       --------------      -------------      --------------
Revenues               Nil                 Nil                 Nil                Nil
Net Loss               ($22,974)           ($54,604)           ($152,825)         ($294,016)
Net Loss Per Share     ($0.00)             ($0.01)             ($0.02)            ($0.04)

(1)      $160,000 stock based compensation

NINE MONTHS ENDED JULY 31, 2005 (UNAUDITED) VS. NINE MONTHS ENDED JULY 31, 2004 (UNAUDITED)

There is no revenue for the nine months ended July 31, 2005 (2004 - Nil). The Company realized a loss of $(239,099) before future income tax recovery for the nine-month period ended July 31, 2005 compared to $(484,800) in the nine months ended July 31, 2004. Expenses for management fees of $48,846 (2004 - $21,000) were paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the nine-month period include $62,000 (2004 - $55,503) for legal and accounting, $19,438 (2004 - $26,553) for regulatory fees and $6,731 (2004 - $8,291) for transfer agent fees. Other categories of interest are: (a) investor relations and promotion of $13,978 (2004 - $126,594) as the Company had materials prepared for display in a booth and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $0 (2004 - $37,263) which is related to interest on the promissory note and convertible debenture which were converted to shares in fiscal 2004. A large expenditure (not affecting cash) appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $160,000 in 2004. The Company chose to implement the expensing of the cost of granting options to directors and officers. The cost is designed to reflect, in part, the cost to the Company of obtaining and retaining directors.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $132,150.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

JANUARY 31, 2005 (UNAUDITED)

During the quarter, the Company issued 500,000 units at $0.40 per unit for total proceeds of $200,000. Each unit is comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

During the quarter, the Company issued 1,000,000 units at $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

The flow-through proceeds from the above financings were used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of the Company's KPM Property.

APRIL 30, 2005 (UNAUDITED)

During the quarter, the Company issued 1,000,000 units at $0.10 per unit for total proceeds of $100,000. Each unit is comprised of one common share and one non-transferable warrant exercisable at $0.10 per share on or before March 23, 2007. The Company paid a cash finder's fee of $8,550. The proceeds were used for working capital.

JULY 31, 2005 (UNAUDITED)

During the quarter, the Company issued 750,000 units at $0.10 per unit for total proceeds of $75,000. Each unit is comprised of one common share and one non-transferable warrant exercisable at $0.10 per share on or before June 3, 2007. The proceeds were used for working capital.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The current corporate plan envisions expenditures of approximately $600,000 for property payments, primarily $250,000 that was required for the KPM Property on August 27, 2005. Plans for obtaining the funds include private placements.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at September 21, 2005, there were 27,267,915 common shares issued and outstanding.

As at September 21, 2005, the following options and share purchase warrants were outstanding:

         ---------------------------------------------------------------
         NUMBER OF OPTIONS       EXERCISE PRICE            EXPIRY DATE
         ---------------------------------------------------------------
                   255,000         $0.10                October 8, 2007
                    85,000         $0.23 (1)           December 18, 2007
                   248,000         $0.25 (1)             March 2, 2008
                    50,000         $0.30 (1)             June 16, 2008
                   430,000         $0.56 (1)            January 5, 2009
                 1,510,000         $0.10                 July 28, 2010
         ---------------------------------------------------------------
                 2,578,000
         ---------------------------------------------------------------

(1) Effective September 16, 2005, the option price for these options was reduced to $0.20, subject to acceptance by the TSX Venture Exchange and disinterested shareholder approval (where applicable).

                                    WARRANTS:

       ----------------------------------------------------------------
       NUMBER OF WARRANTS      EXERCISE PRICE           EXPIRY DATE
       ----------------------------------------------------------------
                  250,000          $0.40             September 30, 2005
       ----------------------------------------------------------------
                1,300,000          $0.30             December 22, 2005
       ----------------------------------------------------------------
                3,100,000          $0.35             December 22, 2005
       ----------------------------------------------------------------
                  500,000          $0.20             December 30, 2005
       ----------------------------------------------------------------
                  100,000          $0.15             December 30, 2005
       ----------------------------------------------------------------
                1,500,000          $0.14              December 8, 2006
       ----------------------------------------------------------------
                4,730,688          $0.13             December 23, 2006
       ----------------------------------------------------------------
                1,000,000          $0.10               March 23, 2007
       ----------------------------------------------------------------
                  750,000          $0.10                June 3, 2007
       ----------------------------------------------------------------
                13,230,688
       ----------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2004 International Convention in March 2004 and gold shows in Calgary in April, 2004, New York in June 2004, Vancouver in June 2004, San Francisco in November 2004 and Vancouver in June 2005. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the Company's properties.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current period, the Company recorded management fees of $62,000 to a company controlled by a director of the Company.

In the current period, fees for consulting services in the amount of $30,608 were paid to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services.

At July 31, 2005 $96,360 (October 31, 2004 - $10,688) was owed to companies controlled by directors or officers of the Company for fees and payments made on the Company's behalf.

SUBSEQUENT EVENTS

On August 3, 2005, as amended August 25, 2005, the company announced a private placement consisting of 11,000,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $1,100,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common shares for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the company's Ontario properties, for property payments and for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

On September 16, 2005, Dr. Joseph Montgomery was appointed to the Board of Directors. Dr. Montgomery is President of Montgomery Consultants Limited, a consulting firm engaged in mining exploration, property evaluation, property development, syndicate management, ore reserve estimations and computer applications in the mining industry. His clients have included many major and junior mining companies, Canadian federal and provincial governments and the United Nations.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1

TRANSFER AGENT                    SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company   SHARES ISSUED:
10th Floor, 625 Howe Street       27,267,915  (September 21, 2005)
Vancouver, BC V6C 3B8             OUTSTANDING WARRANTS:
Phone: 604-689-9853                  250,000 @ $0.40 (Expiry: September 30/05)
Fax:   604-689-8144                1,300,000 @ $0.30 (Expiry: December 22/05)
                                   3,100,000 @ $0.35 (Expiry: December 22/05)
                                     500,000 @ $0.20 (Expiry: December 30/05)
                                     100,000 @ $0.15 (Expiry: December 20/05)
                                   1,500,000 @ $0.14 (Expiry: December 8/06)
                                   4,730,688 @ $0.13 (Expiry: December 23/06)
                                   1,000,000 @ $0.10 (Expiry: March 23/07)
                                     750,000 @ $0.10 (Expiry:  June 3/07)
                                  ----------
                                  13,230,688
                                  OPTIONS:
                                     255,000 @ $0.10 (Expiry: October 8/07)
                                      85,000 @ $0.23 (Expiry: December 18/07)(1)
                                     248,000 @ $0.25 (Expiry: March 2/08)(1)
                                      50,000 @ $0.30 (Expiry: June 16/08)(1)
                                     430,000 @ $0.56 (Expiry: January 5/09)(1)
                                   1,510,000 @ $0.10 (Expiry:  July 28/10)
                                  ----------
                                   2,578,000
                                  FULLY DILUTED SHARES:
                                  43,001,603

(1) Effective September 16, 2005, the exercise price of these options was reduced to $0.20.

AUDITORS                                   CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                            CANADA:    McCullough O'Connor Irwin
                                            -------
Chartered Accountants                       Solicitors
1488-700 W. Georgia St.                     1100-888 Dunsmuir Street
Vancouver, British Columbia, V7Y 1A1        Vancouver, British Columbia, V6C 3K4
Phone:        604-687-5841                  Phone:     604-687-7077
Fax:          604-687-0075                  Fax:       604-687-7099
                                            U.S.A.:    Miller & Holguin
                                            -------
                                            1801 Century Park East, 7th Floor
                                            Los Angeles, California
                                            U.S.A., 90067
                                            Phone:     310-556-1990
                                            Fax:       310-557-2205
FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)   Phone:  604-685-2222
Alan D. Campbell (CFO & Director)               Fax:    604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)     Website: www.amadorgoldcorp.com
James M. McDonald, P. Geo. (V.P., Exploration   E-mail:  info@amadorgoldcorp.com
& Director)
Joseph Montgomery, Ph.D., P.Eng.(Director)
Trygve Hoy, Ph.D., P.Eng. (Geological
Consultant)
Kevin Leonard (Project Geologist)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AMADOR GOLD CORP.
                                      (Registrant)


Date:    September 23, 2005           BY:  /S/ BEVERLY J. BULLOCK
                                      ---------------------------------------
                                      Beverly J. Bullock, Corporate Secretary